Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund

Commission File No.: 333-233919

October 15, 2020

DEAR FELLOW SHAREHOLDER,

The Special Shareholder meeting of the WisdomTree Continuous Commodity Index Fund (your “Fund”) has been adjourned until November 24, 2020. Historically, ETFs that are primarily owned by retail investors have a slower ascent to reaching the vote requirement threshold making it critical for shareholders with smaller positions to vote. I am pleased to report that we continue to see vote participation increases and strong support from your fellow shareholders who have voted in favor of the reorganization of your Fund into WisdomTree Enhanced Commodity Strategy Fund (the “New Fund”).

As of October 14th, greater than 93% of shares cast by your fellow shareholders have voted FOR the reorganization of your Fund into the New Fund but we need additional votes for the reorganization to move forward. Please join your fellow investors who have voted and take advantage of your right to vote by supporting the reorganization.

Additionally, Institutional Shareholder Services (“ISS”), the world’s leading provider of corporate governance oversight, reviewed and analyzed your Fund’s meeting agenda. On September 24, 2020, ISS issued a FOR recommendation, stating that on balance, the reorganization warrants support given that shareholders would benefit from lower fees and increased investor protection.

Shareholder Meeting Will Reconvene on November 24, 2020

The Special Meeting of Shareholders has been adjourned until November 24, 2020. As of today, we have not received your proxy vote. No matter the size of your investment, it is important that you sign, date and mail your proxy card in the postage paid envelope or follow the instructions in the box on the reverse side to vote by internet or phone.

If you would like to participate in the Special Meeting, please e-mail DCP at meetinginfo@dicostapartners.com no later than 2:00 p.m., Eastern Time on November 17, 2020 to register. Detailed registration instructions are set forth in the box on the reverse side.

Please continue to stay safe and healthy and thank you in advance for voting.

SINCERELY,

JEREMY SCHWARTZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Three Convenient Voting Methods to Cast Your Vote

1. Vote by Mail: You may cast your vote by signing, dating and mailing the enclosed card(s) in the enclosed prepaid return envelope.
2. Vote Online: You may cast your vote by visiting the web address located on the enclosed card(s) and following the instructions.
3. Vote by Telephone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed card(s) and following the instructions.

To Participate in the Special Meeting

Please e-mail DCP at meetinginfo@dicostapartners.com no later than 2:00 p.m., Eastern Time on November 17, 2020 to register. Please include the Fund’s name in the subject line of the e-mail and provide your name, address and proof of ownership as of the Record Date from the intermediary through which you hold shares, such as a broker-dealer. Please be aware that if you wish to vote at the Special Meeting, you must first obtain a legal proxy from your intermediary reflecting the Fund’s name, the number of Fund shares you held as of the Record Date and your name and e-mail address. You may forward an e-mail from your intermediary containing the legal proxy or e-mail an image of the legal proxy to meetinginfo@dicostapartners.com and put “Legal Proxy” in the subject line. DCP will then e-mail you the dial-in information and instructions for participating in and voting during the Special Meeting.

Additional Information

In connection with the proposed reorganization, WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”) has filed a registration statement (Registration No. 333-239992) with the Securities and Exchange Commission (“SEC”). The registration statement includes a Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on September 10, 2020, and we commenced mailing the Proxy Statement/Prospectus to the shareholders of GCC on or about September 14, 2020. The Proxy Statement/Prospectus provides important comparative information about GCC’s and the Acquiring Fund’s respective objectives, strategies, risks, and fees and expenses. Investors should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

WisdomTree Commodity Services and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the registration statement and the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.